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MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Management’s Discussion and Analysis
March 11, 2026
The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF") and our report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act) are available on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

Management's Discussion and Analysis December 31, 2025	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE

	Year ended
(Expressed in thousands of Canadian Dollars, except per share amounts)	December 31,
	2025	2024	Change
Revenue	$1,284,291	$1,165,787	$118,504
Total combined revenue(i)	1,496,582	1,415,329	81,253

Gross profit(ii)	162,284	209,982	(47,698)
Gross profit margin(i)(ii)	12.6%	18.0%	(5.4)%

Combined gross profit(i)(ii)(iv)	163,511	234,085	(70,574)
Combined gross profit margin(i)(ii)(iii)(iv)	10.9%	16.5%	(5.6)%

Operating income	109,181	153,264	(44,083)

Adjusted EBITDA(i)	356,549	410,115	(53,566)
Adjusted EBITDA margin(i)(v)	23.8%	29.0%	(5.2)%

Net income(ii)	33,834	44,009	(10,175)
Adjusted net earnings(i)(ii)	30,406	101,319	(70,913)

Cash provided by operating activities(ii)	264,089	241,219	22,870
Cash provided by operating activities prior to change in working capital(i)(ii)	268,776	300,606	(31,830)

Free cash flow(i)	61,164	17,963	43,201

Purchase of PPE(ii)	281,095	303,756	(22,661)
Sustaining capital additions(i)(ii)	213,216	223,911	(10,695)
Growth capital additions(i)	111,741	84,633	27,108

Basic net income per share	$1.18	$1.64	$(0.46)
Adjusted EPS(i)	$1.06	$3.78	$(2.72)
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(iii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iv)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
(v)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
For the year ended December 31, 2025, we delivered solid top-line growth, with revenue increasing to $1,284.3 million and total combined revenue reaching $1,496.6 million, up 6% from the prior year. This growth was primarily driven by continued expansion in our core operating segments, particularly in Australia, and supported by steady demand in Canada. For the year ended December 31, 2025, adjusted EBITDA was $356.5 million, down from $410.1 million in 2024, with the margin declining to 23.8% from 29.0%. This decrease reflects lower gross profit and reduced equity earnings from joint ventures, despite higher total combined revenue. Adjusted EPS also declined to $1.06 from $3.78 in the prior year, primarily due to lower adjusted net earnings and increased non-recurring charges. Despite these challenges, free cash flow improved significantly to $61.2 million, up from $18.0 million in 2024, supported by strong cash generation from operating activities and disciplined capital spending.
Heavy Equipment - Australia commentary
Revenue for the Heavy Equipment - Australia segment, primarily driven by the MacKellar Group, increased by $99.3 million (17%) year-over-year. The increase reflects continued expansion of large-capacity heavy equipment fleet and incremental contract activity during the year. The fleet growth and contract wins over the last year drove increased production volumes, particularly as weather conditions improved following the excessive rainfall experienced in the first quarter. Although heavy rainfall in February and March, and into April, reduced utilization and constrained operating efficiency early in the year, improved conditions and steady demand in subsequent quarters supported stronger production levels. Overall, the segment delivered higher annual revenue despite the operational disruptions experienced in the first half of the year.
Gross profit was $115.1 million, or 16.7% of revenue, versus $132.2 million (22.4% of revenue) in the prior year. The year-over-year decrease in margin performance was primarily driven by abnormal operating conditions experienced in the first half of 2025. Excessive rainfall in February and March significantly impacted productivity at the Carmichael mine, resulting in lower equipment utilization and higher costs associated with weather recovery activities such as dewatering, site cleanup, and maintenance inefficiencies. These rain-related disruptions continued into April, further constraining operational efficiency early in the year. In addition, the segment experienced temporary margin pressure from a short-term overreliance on subcontractor support as sites ramped up activity levels, increasing external labour costs relative to normal operating conditions. While revenue increased year-over-

Management's Discussion and Analysis December 31, 2025	M-2	North American Construction Group Ltd.

year due to fleet expansion and incremental contract activity, the change in contract and mine site mix combined with the weather-driven cost impacts more than offset the benefit of higher volumes. As operating conditions improved in the latter part of the year, performance in the segment stabilized.
Heavy Equipment - Canada commentary
Heavy Equipment - Canada revenue increased by $23.8 million (or 4%) from the prior year. Demand for large-capacity heavy equipment in the oil sands region remained generally strong throughout the year, with the Millennium mine continuing to be a primary driver of utilization and top-line performance. However, the segment experienced notable operational headwinds during 2025, including an extreme cold snap in the first quarter, a temporary customer-requested shutdown in the second quarter, and reduced scope and demobilization activity at Syncrude in the third quarter. Despite these disruptions, full-year revenue increased relative to 2024, reflecting sustained customer demand and fleet activity across the operating sites.
Gross profit was $38.6 million, or 6.7% of revenue, compared to $67.4 million, or 12.1% of revenue, in the comparative prior year period. The year-over-year decrease in margin performance was primarily driven by abnormal operational disruptions and cost pressures experienced throughout 2025. The segment was impacted in the first quarter by an extreme cold snap across the oil sands region, which resulted in elevated idle time, reduced operating efficiency, and higher costs required to sustain operations in prolonged frigid temperatures. In addition, extraordinary component failures related to a discontinued third-party supply agreement further increased costs and negatively affected margins. The segment also faced disruption in the second quarter due to an unexpected customer-requested temporary shutdown of activity, which constrained productivity and contributed to inefficiencies. Later in the year, reduced scopes at the Syncrude mines and associated demobilization activities further pressured gross profit, while we continued investing in fleet repairs and maintenance. Although demand for large-capacity heavy equipment remained generally strong, these operational challenges and higher cost conditions more than offset the benefit of revenue growth.
Consolidated commentary
Total combined revenue for the year was $1,496.6 million, representing a $81.3 million (6%) increase over the prior year $1,415.3 million. Of this total, $118.5 million relates to growth in reported revenue from our main operating segments discussed above. Our proportionate share of revenue from equity-consolidated joint ventures totaled $212.3 million, a decrease of $37.3 million compared to $249.5 million in 2024. This decline was primarily driven by reduced activity at the Nuna Group of Companies ("Nuna"), together with the impact of a settlement by Nuna that resulted in a revenue reversal. While Nuna’s volumes were lower, progress on the Fargo project provided some offset, with the project advancing from 30% to 84% completion during the year, despite two downward margin revisions reflecting updated cost estimates.
Combined gross profit was $163.5 million, or 10.9% of revenue, representing a decrease of $70.6 million, or 9.1% of revenue, compared to the prior year. The reduction was largely due to lower margins from the operating segments, and lower margin contribution from the Fargo project. Another downward revision to the Fargo project forecast was recorded in Q4, resulting in a $12.9 million cumulative catch-up reduction at our consolidated level. While the earthworks segment of the project remained on schedule, the adjustment is based on a late-stage forecast update from the joint venture team. This update specifically addresses increased costs in the structure, railroads, and aqueduct components, and incorporates refined cost estimates as the project nears its final stages. Earlier in the year, in Q2, a $7.7 million cumulative catch-up reduction in equity earnings was recognized, primarily as a true-up to revenue following a revision in the overall Fargo project forecast subsequent to the settlement of contractual negotiations. The combination of the Q2 and Q4 margin adjustments, amounting to a total of $20.6 million, led to a significant reduction in the project’s overall profitability for the year, as these adjustments reflected increased costs and lower margins across key project components.Additionally, Nuna’s gross profit was impacted by a one-time write-down related to a negotiated settlement with a customer facing insolvency, which compounded the negative impact of reduced volumes.
General and administrative ("G&A") expenses, excluding stock-based compensation, were $50.8 million, representing 4.0% of revenue, consistent with the prior year percentage of 3.9%, when expenses were $45.9 million. The increase in absolute G&A expense is primarily attributable to ongoing investments in the integration and expansion of our Australian operations during the early part of 2025, increased business development efforts, acquisition-related expenses for IMC in Q4, and other organizational realignment costs. Although revenue grew year-over-year, the rise in G&A spending reflects our commitment to supporting its growth trajectory and the operational requirements.

Management's Discussion and Analysis December 31, 2025	M-3	North American Construction Group Ltd.

Adjusted EBITDA and margin of $356.5 million and 23.8% compared to $410.1 million and 29.0% in the prior year. The 5.2% decrease in margin can be explained by the impacts to gross profit and equity earnings on our joint ventures.
Depreciation expense increased to $217.2 million, up from $185.0 million in the prior year, with the equivalent rates being 16.9% and 15.9% of revenue. The higher depreciation rates were influenced by increased fleet size in Australia and higher idle time in Canada during periods of cold weather in Q1 and Q4 of 2025.
Adjusted earnings were $30.4 million, compared to $101.3 million in the prior year, generating $1.06 of adjusted earnings per share ("adjusted EPS"), compared to $3.78 in 2024. The decline reflects lower adjusted EBITDA, higher depreciation expense, and the operational challenges described above, as well as the impact of lower equity earnings. Average outstanding shares during the year were 28.7 million compared to 26.8 million in 2024, an increase of 1.9 million shares as the issuance of 3.0 million shares in February 2025 from convertible debentures were offset by share purchase program activity over the past twelve months.
Free cash flow for the year ended December 31, 2025, totaled $61.2 million, compared to $18.0 million in the prior year. This figure was primarily driven by adjusted EBITDA of $356.5 million, offset by sustaining capital expenditures of $213.2 million, cash interest payments of $56.1 million, and current income taxes of $8.0 million.
SIGNIFICANT BUSINESS EVENTS
Purchase and Sale of Heavy Equipment Fleet
On December 1, 2025, we signed an agreement with a private heavy equipment rental provider to divest 26 Caterpillar 797 (400-ton) haul trucks located in the oil sands region and to acquire 7 Hitachi 830 (240-ton) haul trucks located in Australia. The transaction intends to accelerate fleet deployment and utilization in support of contracted long-term growth in Australia in 2026, while reducing leverage and optimizing capital allocation.
The agreement reduced outstanding equipment-related debt of Canadian assets and materially shortened the deployment lead time of the Hitachi 830 haul trucks to Australian-based customers. The acquired units are expected to be mobilized and deployed on long-term contracts in 2026, supporting expansion within the Heavy Equipment – Australia segment.
Of the 26 units, NACG directly divested 15 units and the Mikisew North American Limited Partnership (“MNALP”) divested 11 units. For NACG’s portion of the transaction, consideration included $1.8 million in cash, the buyer's assumption of finance obligations associated with the assets, and the acquisition of 7 haul trucks valued at $34.0 million for identified growth opportunities in Australia. For MNALP's portion, consideration included cash proceeds of $17.0 million and the buyer’s assumption of the equipment financing, comprised of both finance leases and finance obligations.
The purchase and sale agreement was reflected in our financial statements for the year ending December 31, 2025. Equipment financing transfers were completed after the reporting period. As of year-end, our Consolidated Balance Sheets included $16.6 million in contract assets from the sale, $17.3 million in the current portion of long-term debt due to financing assignments, and a $0.4 million net liability associated with our equity investment in affiliates and joint ventures. These amounts were removed after the financing obligations were reassigned on January 29, 2026.
Acquisition of Iron Mine Contracting
On December 18, 2025, we entered into a Share Purchase Agreement (the “IMC Purchase Agreement”) to acquire 100% of the voting shares and business of DCL Corp Pty Ltd and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor.
Pursuant to the IMC Purchase Agreement, IMC shareholders will receive upfront cash consideration determined based on a formula leveraging IMC’s equity book value, subject to certain post-closing adjustments, as well as deferred consideration in the form of a seller takeback financing payable, and contingent consideration.
The acquisition is valued at approximately $125 million in Canadian dollars. The estimated upfront payment of approximately $40 million will be funded by our existing revolving credit facility. In addition, we plan to assume secured equipment financing of $45 million. The remaining $40 million of the consideration will be settled through structured earn-out and deferred payment mechanisms payable to the vendors over the next four years.
The acquisition will strategically expand our footprint in Western Australia, a mining jurisdiction characterized by strong and diversified commodity exposure, including base metals, precious metals, and critical and rare earth minerals. Together with our existing Australian operations, we believe the transaction will establish us as a national Tier 1 contractor in Australia, that it will broaden the regional client base, enhance the local operating platform, and

Management's Discussion and Analysis December 31, 2025	M-4	North American Construction Group Ltd.

position the business to participate in long-term, capital-intensive mining development programs across the country. IMC boasts a strong order book, currently exceeding $833 million and including a recently awarded lithium mining contract with a three-year term. This backlog is supported by a strong pipeline of large mining and civil projects.
The transaction is subject to customary closing conditions, including approval by the Australian Competition and Consumer Commission under section 51ABX of the Competition and Consumer Act 2010. The transaction is expected to close early in the second quarter of 2026. The estimate of the financial effect, including the fair value of consideration transferred and the allocation to the acquired assets and assumed liabilities, is pending on the closing date and a formal valuation process. The preliminary purchase price allocation will be determined following the closing date.
Change in Leadership
Effective January 21, 2026, Joe Lambert resigned from his position as President and Chief Executive Officer of NACG to pursue other opportunities. Our Chief Operating Officer, Barry Palmer, has assumed the role of President and Chief Executive Officer. We have begun the process of assessing both external and internal candidates to assume the role on a permanent basis.
Concurrent with this leadership transition, we initiated a strategic review of our heavy equipment fleet in the Canadian oil sands region. The review is intended to assess optimal fleet sizing in light of high sustained customer demand, capital efficiency objectives, and long-term contract visibility. The objective is to ensure we maintain an appropriately scaled, cost-efficient operational fleet capable of delivering timely and effective solutions to our longstanding oil sands customers while maximizing our fleet utilization.

Management's Discussion and Analysis December 31, 2025	M-5	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five-year financial performance

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2025	2024	2023		2022	2021
Operating Data
Revenue	$1,284,291	$1,165,787	$964,680		$769,539	$654,143
Gross profit(i)	162,284	209,982	154,833		101,548	90,417
Gross profit margin(i)(ii)	12.6%	18.0%	16.1%		13.2%	13.8%
Operating income	109,181	153,264	96,330	0	71,157	55,128
Adjusted EBIT(ii)	115,299	206,874	145,238		113,845	92,661
Adjusted EBITDA(ii)	356,549	410,115	296,963		245,352	207,333
Adjusted EBITDA margin(ii)(iii)	23.8%	29.0%	23.2%		23.3%	25.5%
Comprehensive income	44,323	43,314	62,428		67,676	51,410
Adjusted net earnings(i)(ii)	30,406	101,319	75,228		65,912	58,243

Per share information
Basic net income per share	$1.18	$1.64	$2.38		$2.46	$1.81
Diluted net income per share	$1.14	$1.51	$2.09		$2.15	$1.64
Adjusted EPS(ii)	$1.06	$3.78	$2.83		$2.41	$2.06

Balance Sheet Data
Total assets	$1,819,753	$1,694,500	$1,546,478		$979,513	$869,278

Current portion of long-term debt	160,557	84,194	81,306		42,089	44,728
Non-current portion of long-term debt (excluding senior unsecured notes, convertible debentures, and unamortized deferred financing fees and debt premium)	349,579	592,889	485,077		253,073	211,148
Senior-secured debt(ii)	510,136	677,083	566,383		295,162	255,876
Senior unsecured notes	350,000	—	—		—	—
Convertible debentures	55,000	129,106	129,750		129,750	129,750
Current portion of contingent obligations	34,597	39,290	22,501		—	—
Non-current portion of contingent obligations	28,856	88,576	93,356		—	—
Cash	(100,128)	(77,875)	(88,614)		(69,144)	(16,601)
Net debt(ii)	878,461	856,180	723,376		355,768	369,025
Total shareholders' equity	456,621	389,036	356,654		305,919	278,463
Invested capital(ii)	$1,335,082	$1,245,216	$1,080,030		$661,687	$647,488

Outstanding common shares, excluding treasury shares	27,950,237	26,704,122	26,737,095		26,420,821	28,458,115
Cash dividend declared per share	$0.48	$0.42	$0.40		$0.32	$0.16
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Management's Discussion and Analysis December 31, 2025	M-6	North American Construction Group Ltd.

Results for the three months and year ended December 31, 2025

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$305,576	$305,590	$1,284,291	$1,165,787
Cost of sales(i)	214,221	215,285	904,775	770,800
Depreciation(i)	52,515	50,090	217,232	185,005
Gross profit(i)	$38,840	$40,215	$162,284	$209,982
Gross profit margin(i)(ii)	12.7%	13.2%	12.6%	18.0%

Total combined revenue(ii)	344,013	372,738	1,496,582	1,415,329
Combined gross profit(ii)	29,284	45,694	163,511	234,085
Combined gross profit margin(ii)	8.5%	12.3%	10.9%	16.5%

General and administrative expenses (excluding stock-based compensation)(ii)	14,944	13,245	50,758	45,854
Stock-based compensation expense (benefit)	2,168	5,625	(432)	8,706
Operating income(i)	20,063	20,768	109,181	153,264
Interest expense, net	16,027	14,401	58,931	59,340
Net income(i)	125	3,506	33,834	44,009
Comprehensive (loss) income(i)	(458)	1,058	44,323	43,314

Adjusted EBITDA(i)(ii)	77,643	108,883	356,549	410,115
Adjusted EBITDA margin(i)(ii)(iii)	22.6%	29.2%	23.8%	29.0%

Free cash flow(ii)	57,445	50,481	61,164	17,963

Per share information
Basic net income per share	$0.00	$0.13	$1.18	$1.64
Diluted net income per share	$0.00	$0.13	$1.14	$1.51
Adjusted EPS(ii)	$(0.14)	$1.01	$1.06	$3.78
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$305,576	$305,590	$1,284,291	$1,165,787
Share of revenue from investments in affiliates and joint ventures	101,914	134,348	494,600	517,137
Elimination of joint venture subcontract revenue	(63,477)	(67,200)	(282,309)	(267,595)
Total combined revenue(i)	$344,013	$372,738	$1,496,582	$1,415,329
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$38,840	$40,215	$162,284	$209,982
Share of gross (loss) profit from investments in affiliates and joint ventures	(9,556)	5,479	1,227	24,103
Combined gross profit(i)(ii)(iii)	$29,284	$45,694	$163,511	$234,085
Combined gross profit margin(i)(ii)(iii)	8.5%	12.3%	10.9%	16.5%
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(iii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis December 31, 2025	M-7	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$125	$3,506	$33,834	$44,009
Adjustments:
Stock-based compensation expense (benefit)	2,168	5,625	(432)	8,706
Loss on disposal of property, plant and equipment	1,166	126	822	767
Unrealized foreign exchange (gain) loss	(42)	1,592	647	1,601
Change in FV of contingent obligations - estimate adjustments	(20,111)	9,464	(41,684)	36,049
Loss (gain) on derivative financial instruments	8	(4,797)	9,354	(3,952)
Equity investment loss (gain) on derivative financial instruments	816	(173)	3,582	2,633
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Acquisition costs	475	—	475	—
Canadian organizational realignment costs	1,980	—	1,980	—
Post-acquisition asset relocation and integration costs	—	10,111	1,640	10,111
Loss on customer bankruptcy	869	—	869	—
Equity investment loss on customer solvency settlement	4,296	—	4,296	—
Loss on extinguishment of customer claim	—	8,866	—	8,866
Write-down on assets held for sale	—	—	—	4,181
Tax effect of the above items	3,985	(7,278)	10,749	(16,169)
Adjusted net (loss) earnings(i)(ii)	$(4,265)	$27,042	$30,406	$101,319
Adjustments:
Tax effect of the above items	(3,985)	7,278	(10,749)	16,169
Income tax expense (benefit)	6,396	(849)	22,640	15,960
Equity Investment EBIT(i)	(15,978)	5,076	(12,035)	12,228
Equity loss (earnings) in affiliates and joint ventures	14,713	(5,754)	11,331	(15,299)
Change in FV of contingent obligations - interest accretion	2,905	4,797	14,775	17,157
Interest expense, net	16,027	14,401	58,931	59,340
Adjusted EBIT(i)(ii)	$15,813	$51,991	$115,299	$206,874
Adjustments:
Depreciation	52,515	50,090	217,232	185,005
Amortization of intangible assets	521	328	1,955	1,254
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	—	—	(4,181)
Equity investment depreciation and amortization	8,794	6,474	26,337	21,163
Adjusted EBITDA(i)(ii)	$77,643	$108,883	$356,549	$410,115
Adjusted EBITDA margin(i)(ii)(iii)	22.6%	29.2%	23.8%	29.0%
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity (loss) earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$(14,713)	$5,754	$(11,331)	$15,299
Adjustments:
Gain on disposal of property, plant and equipment	(139)	(237)	(26)	(595)
Income tax benefit	(1,242)	(901)	(1,019)	(1,599)
Interest expense (income), net	116	460	341	(877)
Equity investment EBIT(i)	$(15,978)	$5,076	$(12,035)	$12,228
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2025	M-8	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2025, results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Heavy Equipment - Australia	$175,859	$160,308	$690,231	$590,901
Heavy Equipment - Canada	127,948	141,559	579,117	555,301
Other	3,915	25,178	21,346	47,199
Eliminations	(2,146)	(21,455)	(6,403)	(27,614)
	$305,576	$305,590	$1,284,291	$1,165,787
A breakdown of revenue by source is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Operations support services	$280,011	$295,916	$1,162,687	$1,121,802
Equipment and component sales	4,625	8,146	32,986	40,324
Construction services	20,940	1,528	88,618	3,661
	$305,576	$305,590	$1,284,291	$1,165,787
For the three months ended December 31, 2025, revenue was $305.6 million, consistent with revenue of $305.6 million in the same period last year, driven by strong global equipment utilization of 71%. The revenue generated by the Heavy Equipment - Australia segment of $175.9 million represents a $15.6 million increase over 2024 Q4. This increase is primarily the result of scope expansion on existing projects and the commissioning of growth assets, in addition to the continued revenue contribution from a new project that commenced late in 2024. The quarter-over-quarter reduction in Heavy Equipment - Canada segment revenue is primarily driven by the divestiture of the ultra class fleet and reduced scopes at Millennium mine, partially offset by the ramp-up of a stream diversion project at the Kearl mine and increased light civil scopes at Fort Hills mine.
For the year ended December 31, 2025, revenue was $1,284.3 million, up from $1,165.8 million for the year ended December 31, 2024. This growth largely relates to Heavy Equipment - Australia segment revenue, which was driven by the same factors that influenced the quarter. The current year increase in Heavy Equipment - Canada revenue reflects increased mine support activities in the first half of the year at Syncrude mines as well as the same factors that influenced the quarter.
Gross Profit and Cost of Sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Year ended
	December 31,				December 31,
	2025		2024		2025		2024
Heavy Equipment - Australia(i)	$27,289	15.5%	$24,375	15.2%	$115,097	16.7%	$132,222	22.4%
Heavy Equipment - Canada(i)	10,835	8.5%	15,207	10.7%	38,585	6.7%	67,382	12.1%
Other	977	25.0%	1,277	5.1%	6,612	31.0%	9,893	21.0%
Eliminations	(261)	12.2%	(644)	3.0%	1,990	(31.1)%	485	(1.8)%
	$38,840	12.7%	$40,215	13.2%	$162,284	12.6%	$209,982	18.0%

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2025	M-9	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Salaries, wages and benefits	$98,872	$89,587	$390,209	$342,693
Repair parts and consumable supplies(i)	47,481	68,080	218,500	209,917
Subcontractor services	45,650	34,945	194,392	107,636
Equipment and component sales	10,707	1,756	51,812	46,317
Third-party equipment rentals	5,980	7,269	25,617	29,524
Fuel	2,545	2,324	9,451	13,410
Other	2,986	11,324	14,794	21,303
Cost of sales	$214,221	$215,285	$904,775	$770,800

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended December 31, 2025, gross profit was $38.8 million, representing a 12.7% gross profit margin, compared to gross profit of $40.2 million with a 13.2% margin for the same period in 2024. The Heavy Equipment - Australia segment reported a gross profit margin of 15.5%, consistent with 15.2% in the same quarter of the prior year. Though comparable to the prior year, weaker than expected gross profit in the Heavy Equipment - Australia segment in 2025 Q4 is attributable primarily to the impacts of weather on the alliance type contract at the Carmichael mine. Gross profit margin in the Heavy Equipment - Canada segment was 8.5%, a decrease compared to the 10.7% margin in the prior year. Gross profit in the Heavy Equipment - Canada segment decreased year-over year as mechanical availability issues have driven higher costs.
For the year ended December 31, 2025, gross profit was $162.3 million, at a 12.6% gross profit margin, compared with $210.0 million and an 18.0% gross profit margin in the same prior year period. In addition to the factors noted above, Heavy Equipment - Australia margins were negatively impacted earlier in the current year by an exceptionally heavy rainy season in Q1 and a greater than optimal reliance on subcontractors during Q2 ramp-ups. Heavy Equipment - Canada performance was negatively impacted by an abrupt, temporary, customer-mandated project shutdown in Q2, which provided insufficient lead time for efficient ramp down, resulting in a temporary margin impact, along with demobilization costs in Q3 and the Q4 factor noted above.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Heavy Equipment - Australia(i)	$22,188	$19,067	$86,720	$64,991
Heavy Equipment - Canada(i)	30,066	31,402	132,610	121,511
Eliminations	261	(379)	(2,098)	(1,497)
	$52,515	$50,090	$217,232	$185,005

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended December 31, 2025, depreciation totaled $52.5 million (17.2% of revenue), up from $50.1 million (16.4% of revenue) in the same period last year. The increase in depreciation as percentage of revenue for the Heavy Equipment - Australia segment (12.6% in 2025 Q4 compared to 11.9% in 2024 Q4) is due to changes in fleet composition as fleet expanded in the year. The increase in depreciation as percentage of revenue for the Heavy Equipment - Canada segment (23.5% in 2025 Q4 compared to 22.2% in 2024 Q4) is largely driven by extreme cold weather resulting in elevated idling hours in December 2025.
Depreciation for the year ended December 31, 2025, was $217.2 million (16.9% of revenue), up from $185.0 million (15.9% of revenue) in 2024. Depreciation as a percentage of revenue increased for the Heavy Equipment - Australia segment mainly due to the factor noted above. The increase in depreciation as a percentage of revenue in the Heavy Equipment - Canada segment reflects the factor noted above, as well as higher write-downs related to early component failures and increased idle time during an extended period of severe cold in 2025 Q1.
Operating income
For the three months ended December 31, 2025, operating income was $20.1 million, down from $20.8 million during the same period last year. General and administrative ("G&A") expense, excluding stock-based compensation expense, was $14.9 million, or 4.9% of revenue, for the three months ended December 31, 2025, up from $13.2 million, or 4.3% of revenue, in the same period last year. The current year increase is mostly due to

Management's Discussion and Analysis December 31, 2025	M-10	North American Construction Group Ltd.

acquisition costs, organizational realignment costs, and the loss on customer bankruptcy all occurring in the quarter, which are all normalized in our adjusted earnings, EBIT, and EBITDA metrics.
For the year ended December 31, 2025, operating income was $109.2 million, down from $153.3 million for the year ended December 31, 2024. G&A expense, excluding stock-based compensation expense, was $50.8 million, or 4.0% of revenue, for the year ended December 31, 2025, up from $45.9 million and 3.9% of revenue, recorded in the year ended December 31, 2024. The year-over-year gross increase was mostly due to the items impacting Q4 above.
For the three months and year ended December 31, 2025, stock-based compensation was an expense of $2.2 million and a benefit of $0.4 million, respectively. For the three months and year ended December 31, 2024, stock-based compensation was an expense of $5.6 million and of $8.7 million, respectively. The year-over-year differences are primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Total interest expense	$16,027	$14,401	$58,931	$59,340
Equity loss (earnings) in affiliates and joint ventures	14,713	(5,754)	11,331	(15,299)
Change in fair value of contingent obligations	(17,206)	14,261	(26,909)	53,206
Loss (gain) on derivative financial instruments	8	(4,797)	9,354	(3,952)
Income tax expense (benefit)(i)	6,396	(849)	22,640	15,960

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Interest expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Credit Facility	$3,451	$8,747	$19,470	$30,183
Equipment financing	4,542	3,274	17,898	14,981
Senior unsecured notes	6,240	—	13,549	—
Convertible debentures	693	1,723	3,361	6,874
Interest on customer supply chain financing	—	—	—	2,539
Mortgage	228	235	923	951
Other interest expense (income)	138	(275)	945	812
Cash interest expense	$15,292	$13,704	$56,146	$56,340
Amortization of debt premium on senior secured notes	(163)	—	(163)	—
Amortization of deferred financing costs	898	697	2,948	3,000
Total interest expense	$16,027	$14,401	$58,931	$59,340
For the three months ended December 31, 2025, total interest expense increased to $16.0 million from $14.4 million in the prior year. This increase was mainly due to the introduction of senior unsecured notes, which contributed $6.2 million in the quarter, partially offset by lower interest on the Credit Facility as a result of reduced balances and lower variable rates.
For the year ended December 31, 2025, total interest expense was $58.9 million, a slight decrease from $59.3 million in 2024. The year-over-year reduction was primarily driven by lower Credit Facility interest (down $10.7 million) and the discontinuation of customer supply chain financing, offset by $13.5 million in new interest from the senior unsecured notes.
Cash interest expense (excluding non-cash amortization) was $15.3 million for the quarter and $56.1 million for the year, higher than the prior year in the quarter and comparable for the year to date. However, the average cost of debt improved to 6.6% for the quarter (from 6.7%) and 6.4% for the year (from 8.1%), reflecting more favorable borrowing terms and effective debt management.

Management's Discussion and Analysis December 31, 2025	M-11	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures

Three months ended December 31, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenue	$28,646	$66,172	$4,682	$2,414	$101,914
Gross (loss) profit	(11,867)	1,765	255	291	(9,556)
(Loss) income before taxes	(12,415)	1,206	(4,975)	229	(15,955)
Net (loss) income	$(12,415)	$1,206	$(3,699)	$195	$(14,713)

Three months ended December 31, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$47,550	$75,057	$9,118	$2,623	$134,348
Gross profit (loss)	3,032	2,476	(322)	293	5,479
Income (loss) before taxes	4,097	1,696	376	(758)	5,411
Net income (loss)	$4,097	$1,696	$662	$(701)	$5,754

Year ended December 31, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$143,174	$307,261	$34,733	$9,432	$494,600
Gross (loss) profit	(12,311)	8,089	4,427	1,022	1,227
(Loss) income before taxes	(14,389)	5,253	(3,926)	712	(12,350)
Net (loss) income	$(14,389)	$5,253	$(2,753)	$558	$(11,331)

Year ended December 31, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$152,784	$294,522	$56,994	$12,837	$517,137
Gross profit	8,613	10,264	4,045	1,181	24,103
Income (loss) before taxes	10,150	7,347	(3,764)	938	14,671
Net income (loss)	$10,150	$7,347	$(3,086)	$888	$15,299

(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
For the three months ended December 31, 2025, equity earnings in affiliates and joint ventures generated a net loss of $14.7 million, compared to net income of $5.8 million in the same period of 2024. The decline was primarily driven by reduced project margins at Fargo, following an updated forecast from the joint venture team. This forecast identified higher-than-anticipated costs related to the structure, railroads, and aqueduct components of the project. As a result, a revenue adjustment of $12.9 million was recorded at our level. Additionally, a $4.3 million loss recognized at Nuna in connection with a negotiated settlement with a customer facing insolvency. MNALP continued to deliver stable results, while contributions from other entities remained modest.
On a full-year basis, equity earnings totaled a loss of $11.3 million for 2025, a significant decrease from earnings of $15.3 million in 2024. The primary driver of this loss was a total $20.6 million revenue reversal at the Fargo joint venture due to project forecast revisions, including the Q4 $12.9 million revenue adjustment and an earlier adjustment of $7.7 million in Q2 following the settlement of contract negotiations. While Nuna recorded a net loss for the year due to the Q4 settlement, it achieved a higher margin percentage than in the prior year. MNALP continued to contribute positive earnings, though at lower volumes.
Change in fair value of contingent obligations

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Change in FV of contingent obligation - estimate adjustments	$(20,111)	$9,464	$(41,684)	$36,049
Increase in FV of contingent obligation - interest accretion	2,905	4,797	14,775	17,157
Change in fair value of contingent obligations	$(17,206)	$14,261	$(26,909)	$53,206
For the three months and year ended December 31, 2025, the change in fair value of contingent obligations resulted in a benefit of $17.2 million and $26.9 million, respectively. This compares to an expense of $14.3 million and $53.2 million for the same periods in 2024. These contingent obligations represent the fair value of acquisition-related liabilities from the MacKellar Group acquisition on October 1, 2023, and are subject to periodic remeasurement based on actual and forecasted performance, changes in discount rates, and interest accretion.

Management's Discussion and Analysis December 31, 2025	M-12	North American Construction Group Ltd.

During 2025, estimate adjustments reduced the obligation by $20.1 million in the quarter and $41.7 million for the year, primarily due to actual performance in 2025 falling short of previous expectations and downward revisions to 2026 forecasts. In contrast, the prior year saw increases of $9.5 million and $36.0 million, reflecting upward revisions to forecasted results from newly commissioned growth assets and improved performance from the existing fleet. These estimate-driven fluctuations are excluded from adjusted earnings, as they are non-cash and non-recurring in nature.
Interest accretion on the contingent obligations was $2.9 million for the quarter and $14.8 million for the year, both lower than the prior year. The primary driver of this decrease was the declining balance of the obligation as payments were made and estimate adjustments reduced the liability, with lower discount rates also contributing to the reduction. Unlike estimate adjustments, interest accretion is included in adjusted earnings as it represents the implied financing cost of the vendor-provided consideration.
Loss on derivative financial instruments
On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. Under the agreement, we swapped 583,725 common shares at a par value of $26.73 and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 30, 2027, respectively, and include provisions for early termination.
For the year ended December 31, 2025, we recognized an unrealized loss of $9.4 million on this swap, reflecting the difference between the par values and the expected share prices at contract maturity. As of December 31, 2025, the TSX closing share price was $19.76, resulting in a fair value liability of $5.4 million recorded in other long-term obligations (see note 15 to the Consolidated Financial Statements). The swap is not designated as a hedge for accounting purposes; therefore, changes in its fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2024, we realized a gain of $0.2 million from a separate swap agreement, previously recorded as an unrealized gain. This agreement was settled and derecognized from the Consolidated Balance Sheets on January 3, 2024.
Income tax expense (benefit)

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Current income tax expense (benefit)(i)	$5,180	$(8,757)	$7,961	$(3,270)
Deferred income tax expense	1,216	7,908	14,679	19,230
Income tax expense (benefit)	$6,396	$(849)	$22,640	$15,960

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended December 31, 2025, we recorded income tax expense of $6.4 million. For the year ended December 31, 2025, income tax expense was $22.6 million. This compares to an income tax benefit of $0.8 million and income tax expense of $16.0 million for the three months and year ended December 31, 2024, respectively.
The increase in income tax expense and the effective tax rate in 2025 reflects the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholding taxes and permanent differences on our stock-based compensation. This mix, together with non-deductible events in the quarter, had an abnormal effect on the current quarter’s tax expense as a percentage of pre-tax income, and therefore impacted net income for the quarter.
Net income and comprehensive income
For the three months ended December 31, 2025, we recorded $0.1 million and $0.5 million of net income and comprehensive income, respectively, compared to $3.5 million and $1.1 million of net income and comprehensive income, respectively, recorded for the same period last year. Comprehensive income includes net income plus other comprehensive income ("OCI") that is not included in net income. Our OCI is comprised of changes in unrealized foreign currency translation gains and losses. Our basic net income per share and diluted net income per share for the current period was $0.00 and $0.00, respectively, compared to basic net income per share and diluted net income per share of $0.13 and $0.13, respectively, for the same period last year.

Management's Discussion and Analysis December 31, 2025	M-13	North American Construction Group Ltd.

For the year ended December 31, 2025, we recorded $33.8 million and $44.3 million of net income and comprehensive income, respectively, compared to $44.0 million and $43.3 million of net income and comprehensive income, respectively, recorded for the same period last year. Our basic net income per share and diluted net income per share of $1.18 and $1.14, respectively, compared to basic net income per share and diluted net income per share of $1.64 and $1.51, respectively, for the same period last year.
Adjusted net (loss) earnings
Adjusted net loss for the quarter was $4.3 million, down sharply from earnings of $27.0 million in the prior year. In addition to reported net income decreasing to $0.1 million from $3.5 million, the current quarter also included several non-recurring charges such as Canadian organizational realignment costs, a loss on customer bankruptcy, and an equity investment loss on a customer insolvency settlement. These were only partially offset by a significant non-cash benefit from the change in fair value of contingent obligations. The prior year’s quarter benefited from fewer unusual items and a large positive tax effect, resulting in a much higher adjusted net earnings figure.
For the full year, adjusted net earnings declined to $30.4 million from $101.3 million in the prior year. This decrease reflects relatively flat net income, but a higher level of non-recurring and non-cash adjustments in 2025, including losses on derivative instruments, customer bankruptcy, and customer insolvency, as well as realignment and acquisition-related costs. Although the year benefited from a large favorable adjustment to contingent obligations and lower stock-based compensation expense, these were outweighed by the increased one-time charges and less favorable tax effects compared to 2024.
During the fourth quarter of 2025, we excluded three significant items from adjusted earnings as they are considered infrequent and not reflective of ongoing operations. First, our equity consolidated joint venture Nuna recognized a write-down of $8.6 million ($4.3 million at NACG’s consolidated level) related to the negotiated settlement of outstanding 2023 change-order claims following notification of a customer’s imminent insolvency; this credit-driven event does not reflect current-period execution or core operating results. Second, we wrote off $0.9 million of trade receivables after extended restructuring proceedings yielded no collection progress, and the customer subsequently entered bankruptcy. Given our longstanding history of no credit losses, this bad debt expense is considered non-recurring and not indicative of normal operations. Third, we incurred organizational realignment costs, including $2.0 million of workforce reduction and severance costs and certain facility closure and leadership transition costs, as part of a targeted right-sizing of our Canadian operations in response to lower activity levels; these initiatives are expected to continue through 2026 Q1 but are not anticipated to recur thereafter. Management believes excluding these items enhances period-over-period comparability and provides a clearer depiction of underlying operating performance, and all adjustments are fully reconciled to the most directly comparable GAAP measure in accordance with applicable guidance.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$125	$3,506	$33,834	$44,009
Interest from convertible debentures (after tax)	—	—	2,977	5,998
Diluted net income available to common shareholders(i)	$125	$3,506	$36,811	$50,007

Adjusted net (loss) earnings(i)(ii)	$(4,265)	$27,042	$30,406	$101,319

Weighted-average number of common shares	28,238,872	26,800,922	28,657,472	26,772,113
Weighted-average number of diluted shares	29,110,709	27,800,953	32,266,129	33,053,877

Basic net income per share	$0.00	$0.13	$1.18	$1.64
Diluted net income per share	$0.00	$0.13	$1.14	$1.51
Adjusted EPS(ii)	$(0.14)	$1.01	$1.06	$3.78
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

Management's Discussion and Analysis December 31, 2025	M-14	North American Construction Group Ltd.

•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	$305.6	$317.2	$320.6	$340.8	$305.6	$286.9	$276.3	$297.0
Gross profit(i)	38.8	49.7	35.8	37.9	40.2	65.9	50.4	53.5
Adjusted EBITDA(i)(ii)	77.6	99.0	80.1	99.9	107.3	112.7	91.1	97.4
Net income	0.1	28.4	9.7	6.6	3.5	15.6	15.8	10.8
Basic income per share(iii)	$0.00	$0.59	$0.35	$0.22	$0.13	$0.54	$0.54	$0.43
Diluted income per share(iii)	$0.00	$0.56	$0.33	$0.21	$0.13	$0.48	$0.48	$0.39
Adjusted EPS(ii)(iii)	$(0.14)	$0.67	$0.02	$0.52	$0.95	$1.19	$0.80	$0.79

Cash dividend per share (iv)	$0.12	$0.12	$0.12	$0.12	$0.12	$0.10	$0.10	$0.10
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iv)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
Our operations are subject to seasonal variations, primarily influenced by weather patterns and ground conditions that affect both access and equipment utilization across our reportable segments. These seasonal factors have a direct impact on our quarterly revenue, operational planning, and resource allocation, and should be considered when evaluating our financial performance and outlook.
Rental and production-related mine support revenue in the Queensland region can be affected by the annual rainy cyclone season, typically occurring from November to February. During this period, heavy rainfall and flooding can result in temporary suspension of mining activities, leading to reduced utilization of production fleets as equipment is parked for safety reasons. Despite these interruptions, demand for support equipment often increases, as recovery activities such as road clean-up, dewatering, and civil construction are required to restore operational capacity. As weather conditions improve from March onwards, mining activity and equipment utilization generally rebound, supporting a return to normal project execution levels.
Mine support revenue in the oil sands region is traditionally highest during December to March, when frozen ground conditions are optimal for heavy equipment-intensive tasks, including reclamation and muskeg removal. The onset of seasonal thawing from April to June presents operational challenges, resulting in decreased mine support revenue due to limited access and reduced equipment utilization. For other resource mines in Canada, activity typically peaks from May to October, aligning with favorable summer weather that enables increased project execution.
The level of project work executed by Nuna in each fiscal quarter is highly seasonal and dependent on both project scope and geographic location. In remote Northern regions of Canada, construction activity is concentrated in the third quarter, coinciding with a short summer season that often lasts less than 14 weeks. Southern projects benefit from longer execution windows, generally from June to October, and are less impacted by extreme seasonality, though spring road bans may still affect operations. Winter road construction and maintenance activities are typically scheduled in the fourth and first quarters, when frozen conditions permit site access.
Seasonal fluctuations in activity and equipment utilization may result in variability in our quarterly financial results. Management actively monitors these patterns and adjusts operational plans and resource deployment to mitigate the impact of adverse weather conditions and optimize performance during peak periods.

Management's Discussion and Analysis December 31, 2025	M-15	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	December 31, 2025	December 31, 2024	Change
Cash	$100,128	$77,875	$22,253
Working capital assets
Accounts receivable	$148,928	$166,070	$(17,142)
Contract assets	30,472	4,135	26,337
Inventories(i)	75,660	69,027	6,633
Prepaid expenses and deposits	6,925	7,676	(751)
Working capital liabilities
Accounts payable	(102,054)	(110,750)	8,696
Accrued liabilities(i)	(89,308)	(78,010)	(11,298)
Contract liabilities	(22,848)	(1,944)	(20,904)
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$47,775	$56,204	$(8,429)

Property, plant and equipment(i)	1,358,852	1,251,874	106,978
Total assets(i)	1,819,753	1,694,500	125,253

Credit Facility(iii)	174,156	395,844	(221,688)
Equipment financing(iii)	309,238	253,639	55,599
Mortgage(iii)	26,742	27,600	(858)
Senior-secured debt(ii)	$510,136	$677,083	$(166,947)
Senior unsecured notes	350,000	—	350,000
Contingent obligations(iii)	63,453	127,866	(64,413)
Convertible debentures(iii)	55,000	129,106	(74,106)
Cash	(100,128)	(77,875)	(22,253)
Net debt(ii)	$878,461	$856,180	$22,281
Total shareholders' equity(i)	456,621	389,036	67,585
Invested capital(ii)	$1,335,082	$1,245,216	$89,866
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Includes current portion.
As at December 31, 2025, we maintained a strong liquidity position, with cash of $100.1 million and $322.3 million of unused borrowing capacity under our Credit Facility, resulting in total liquidity of $422.4 million (defined as cash plus available and unused Credit Facility borrowings). This represents an increase from December 31, 2024, when cash was $77.9 million and unused Credit Facility availability was $92.7 million, for total liquidity of $170.6 million.
Our liquidity is further supported by additional borrowing capacity through our equipment leasing partners. As at December 31, 2025, total available capital liquidity, which includes total liquidity plus unused finance lease and other borrowing availability under our Credit Facility, was $475.5 million, up from $275.3 million at December 31, 2024. Borrowing availability under finance lease obligations reflects both current and long-term portions, including obligations for joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2025	December 31, 2024
Cash	$100,128	$77,875
Credit Facility borrowing limit	528,900	522,550
Credit Facility drawn	(174,156)	(395,844)
Letters of credit outstanding	(32,470)	(33,992)
Cash liquidity(i)	$422,402	$170,589
Equipment financing borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(309,238)	(253,639)
Guarantees provided to joint ventures	(57,650)	(61,675)
Total capital liquidity(i)	$475,514	$275,275

(i)See "Non-GAAP Financial Measures".
Net working capital (excluding cash and the current portion of long-term debt) was $47.8 million at December 31, 2025, compared to $56.2 million at December 31, 2024. The decrease was primarily due to lower accounts receivable and higher contract liabilities, partially offset by increases in contract assets and inventories.

Management's Discussion and Analysis December 31, 2025	M-16	North American Construction Group Ltd.

As at December 31, 2025, trade receivables more than 30 days past due totaled $2.7 million, compared to $1.2 million at December 31, 2024. We did not have an allowance for credit losses related to these receivables in either year, as we continue to assess the risk of collection as minimal. We actively monitor the creditworthiness of our customers.
Working capital assets and liabilities are influenced by the timing of project completions and the contractual terms associated with each project. In certain contracts, customers may withhold a portion of payments, referred to as "holdbacks", as security until specific conditions are met, such as substantial completion of the contract, resolution of any outstanding claims, and the passage of a stipulated period (typically 45 days post-completion). In some cases, we negotiate the progressive release of holdbacks as projects reach various milestones. As at December 31, 2025, holdbacks totaled $3.2 million, compared to $0.8 million at December 31, 2024.
Total assets increased to $1.8 billion at December 31, 2025, from $1.7 billion at December 31, 2024, primarily due to investments in property, plant, and equipment. Net debt was $878.5 million at December 31, 2025, compared to $856.2 million at December 31, 2024, reflecting the issuance of senior unsecured notes and increased equipment financing, partially offset by repayments on the Credit Facility and convertible debentures.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.
Our primary uses of cash include capital expenditures, debt and interest payments, funding operating and finance lease obligations, supporting working capital needs, and paying dividends. Additionally, when appropriate, we have used cash to repurchase our common shares.
We expect that cash generated from operations, together with existing cash balances and available borrowings under our Credit Facility, will be sufficient to fund our annual expenses, planned capital expenditures, and to meet both current and future working capital, debt service, and dividend payment requirements in 2026.
Reconciliation of capital additions

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Purchase of PPE(i)	$47,243	$79,934	$281,095	$303,756
Additions to intangibles	2,238	246	4,265	4,199
Gross capital expenditures	$49,481	$80,180	$285,360	$307,955
Proceeds from sale of PPE	(5,944)	(2,488)	(11,669)	(13,568)
Capital expenditures, net(ii)	$43,537	$77,692	$273,691	$294,387
Finance lease additions	613	—	51,266	14,157
Capital additions(ii)	$44,150	$77,692	$324,957	$308,544
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Sustaining(i)	$7,600	$54,046	$198,050	$209,754
Growth	35,937	23,646	75,641	84,633
Capital expenditures, net(ii)	$43,537	$77,692	$273,691	$294,387

Sustaining	$613	$—	$15,166	$14,157
Growth	—	—	36,100	—
Finance lease additions	$613	$—	$51,266	$14,157

Sustaining(i)	$8,213	$54,046	$213,216	$223,911
Growth	35,937	23,646	111,741	84,633
Capital additions(ii)	$44,150	$77,692	$324,957	$308,544
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2025	M-17	North American Construction Group Ltd.

A breakdown of capital additions by reportable segment is as follows:

	Three months ended			Three months ended
	December 31, 2025			December 31, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining(i)	$42,739	$(34,526)	$8,213	$26,743	$27,303	$54,046
Growth	35,937	—	35,937	23,646	—	23,646
Capital additions(ii)	$78,676	$(34,526)	$44,150	$50,389	$27,303	$77,692

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

	Year ended			Year ended
	December 31, 2025			December 31, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining(i)	$135,497	$77,719	$213,216	$93,234	$130,677	$223,911
Growth	84,243	27,498	111,741	84,606	27	84,633
Capital additions(ii)	$219,740	$105,217	$324,957	$177,840	$130,704	$308,544
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Capital additions for the quarter were $44.2 million, a decrease from $77.7 million in the prior year. This reduction was primarily driven by lower purchases of property, plant, and equipment ("PPE"), which were $47.2 million, down from $79.9 million, partially offset by higher proceeds from PPE sales largely related to the 2025 Q4 sale of 797 haul trucks.
For the full year, capital additions totaled $325.0 million, slightly up from $308.5 million in the prior year. While purchases of PPE and net capital expenditures were lower year-over-year, the increase in capital additions was mainly due to higher finance lease additions, which increased to $51.3 million from $14.2 million. This increase allows us to benefit from strong finance lease interest rates and optimize capital investment while preserving liquidity.
During the quarter, Heavy Equipment – Australia saw a significant increase in sustaining capital, up to $42.7 million from $26.7 million in the prior year, while growth capital increased to $35.9 million from $23.6 million, indicating a strategic shift toward expansion. In contrast, Heavy Equipment – Canada’s reported net sustaining capital recovery of $34.5 million, compared to spend of $27.3 million in the prior year, primarily due to proceeds from the sale of 797 haul trucks noted above. No growth capital additions were recorded in the segment in either period.
For the full year, Heavy Equipment – Australia’s sustaining capital increased to $135.5 million from $93.2 million, while growth capital remained steady at $84.2 million. Heavy Equipment – Canada’s sustaining capital decreased to $77.7 million from $130.7 million, and growth capital increased to $27.5 million from just $27.0 thousand, reflecting growth opportunity earlier in the current year.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (82%), finance leased (17%) and rented equipment (1%).
Summary of capital additions in affiliates and joint ventures
The table below presents our share of net capital additions (or disposals) made by affiliates and joint ventures, which are not included in the reconciliation of capital additions above.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Fargo	$(1,244)	$13,122	$(3,070)	$22,697
MNALP	(20,574)	2,197	(11,089)	3,373
Nuna	(98)	(1,235)	223	(1,012)
Other	—	(15)	8	(127)
Share of affiliate and joint venture capital additions(i)	$(21,916)	$14,069	$(13,928)	$24,931

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2025	M-18	North American Construction Group Ltd.

Capital additions within our joint ventures during both the three and twelve month periods were primarily sustaining in nature. In the current quarter and year, Fargo recorded net capital disposals, reflecting the phased sale of equipment as the project progresses toward completion of specific stages. MNALP’s capital activity in 2025 Q4 was impacted by the sale of 11 haul trucks, offset by capital additions largely related to routine maintenance of the existing fleet. In 2024, Nuna experienced net capital disposals, primarily due to the sale of surplus equipment following the completion of work in northern Ontario.
Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities(i)	$56,173	$100,551	$264,089	$241,219
Cash used in investing activities(i)	(33,364)	(79,326)	(264,830)	(298,295)
Cash (used in) provided by financing activities	(23,630)	(22,420)	21,564	45,984
Net (decrease) increase in cash	$(821)	$(1,195)	$20,823	$(11,092)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities prior to change in working capital(i)(ii)	$56,665	$66,114	$268,776	$300,606
Net changes in non-cash working capital(ii)	(492)	34,437	(4,687)	(59,387)
Cash provided by operating activities(ii)	$56,173	$100,551	$264,089	$241,219

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended December 31, 2025, operating cash flow was $56.2 million, down from $100.6 million in the same quarter of 2024. The decline was mainly due to a large unfavorable swing in non-cash working capital, a negative change in the fair value of contingent obligations, and lower unrealized foreign currency gains. While net income and deferred tax expense were higher, these were not enough to offset the negative impacts from working capital and other non-cash adjustments in the quarter.
For the year ended December 31, 2025, operating cash flow increased to $264.1 million from $241.2 million in 2024. This improvement was primarily driven by higher non-cash depreciation expense and increased deferred tax expense, which more than offset a slight decrease in net income and a negative swing in the fair value of contingent obligations. Improved working capital management also contributed, as the outflow was significantly reduced compared to the prior year.
Cash (used in) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Accounts receivable	$26,545	$(9,995)	$19,179	$(72,104)
Contract assets	(1,723)	11,892	(9,707)	30,826
Inventories(i)	(5,616)	6,364	(10,243)	236
Prepaid expenses and deposits	1,748	669	878	(579)
Accounts payable	(20,706)	(7,510)	(11,329)	(32,248)
Accrued liabilities(i)	2,855	33,141	2,877	9,684
Contract liabilities	(3,595)	(124)	3,658	4,798
Net change in non-cash working capital	$(492)	$34,437	$(4,687)	$(59,387)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
During the three months ended December 31, 2025, net cash used in non-cash working capital was $0.5 million, compared to net cash provided of $34.4 million in the same period of 2024. The primary drivers of the decrease were higher outflows related to accounts payable and contract assets, partially offset by inflows from accounts receivable.

Management's Discussion and Analysis December 31, 2025	M-19	North American Construction Group Ltd.

For the year ended December 31, 2025, net cash used in non-cash working capital was $4.7 million, compared to net cash used of $59.4 million in 2024. The improvement year-over-year was mainly due to lower outflows from accounts receivable and accounts payable, offset by higher outflows from contract assets and inventories.
Investing activities
Net cash used in investing activities for the quarter was $33.4 million, a substantial reduction from the $79.3 million used in the same period of 2024. This positive shift was primarily driven by an increase in proceeds from asset disposals, which rose to $5.9 million from $2.5 million in the prior year quarter, reflecting cash proceeds on the sale of 797 haul trucks in the quarter. Additionally, net collections on loans with affiliates and joint ventures increased to $10.2 million, compared to $2.2 million in 2024, further supporting cash flow. Although capital expenditures for the quarter were $47.2 million, slightly lower than the $79.9 million spent in the prior year, indicating a modest reduction in investment pace.
For the full year, net cash used in investing activities was $264.8 million, representing a decrease from $298.3 million in 2024. The reduction was largely attributable to lower purchases of property, plant and equipment, which decreased to $281.1 million from $303.8 million in the prior year, and net collections from affiliates and joint ventures, which shifted from a $4.1 million outflow in 2024 to a $8.9 million inflow in 2025.
Financing activities
Cash used in financing activities for the quarter was $23.6 million, slightly higher than the $22.4 million used in the same period of 2024. This increase was driven by more active debt management, with proceeds from long-term debt rising to $139.2 million and repayments increasing to $125.3 million, compared to $33.2 million and $28.7 million, respectively, in the prior year. Shareholder returns also grew, as dividend payments totaled $3.4 million and share repurchases under the NCIB reached $12.6 million, up from $4.3 million in 2024. The quarter’s results reflect a heightened focus on both capital structure optimization and shareholder value, with increased debt activity and higher capital returns.
Cash provided by financing activities during the year ended December 31, 2025, was $21.6 million, a decrease from $46.0 million in the same period of 2024. The decrease reflects a shift toward shareholder returns and debt service, offset by continued access to long-term financing. The decrease reflects higher debt repayments and increased shareholder distributions, partially offset by strong long-term debt proceeds from refinancing activities completed during the year. Proceeds on long-term debt totalled $757.4 million, up significantly from $234.5 million in 2024, primarily related to the issuance of new senior unsecured notes. Debt repayments increased to $629.7 million compared to $130.3 million in the prior year, as we optimized our debt structure. Dividend payments increased to $13.4 million from $10.6 million, while share repurchases under the NCIB totalled $38.4 million and Treasury share purchases of $3.3 million reflect investment in our employee incentive plans.
Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$56,173	$100,551	$264,089	$241,219
Cash used in investing activities(i)	(33,364)	(79,326)	(264,830)	(298,295)
Effect of exchange rate on changes in cash	(688)	1,400	1,430	353
Add back of growth and non-cash items included in the above figures:
Buyout of BNA Remanufacturing LP	—	4,210	—	4,210
Growth capital additions(ii)	35,937	23,646	111,741	84,633
Capital additions financed by leases(ii)	(613)	—	(51,266)	(14,157)
Free cash flow(i)	$57,445	$50,481	$61,164	$17,963
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Free cash flow for the three months ended December 31, 2025 was $57.4 million, up from $50.5 million during the same period last year. The current quarter result was primarily driven by adjusted EBITDA of $77.6 million, offset by

Management's Discussion and Analysis December 31, 2025	M-20	North American Construction Group Ltd.

sustaining capital expenditures of $8.2 million, cash interest payments of $15.3 million, and current income taxes of $5.2 million.
Free cash flow for the year ended December 31, 2025, of $61.2 million is an increase over $18.0 million for the prior year. The current year result was primarily supported by adjusted EBITDA of $356.5 million, with deductions for sustaining capital expenditures of $213.2 million, cash interest payments totaling $56.1 million, and current income taxes of $8.0 million.
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2025, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2025, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2026	2027	2028	2029	2030 and thereafter
Credit Facility	$196,939	$9,772	$9,772	$177,395	$—	$—
Convertible debentures	55,678	55,678	—	—	—	—
Equipment financing	340,527	119,089	94,135	67,277	48,736	11,290
Contingent obligations	77,709	40,241	37,468	—	—	—
Senior unsecured notes	467,542	27,125	27,125	27,125	27,125	359,042
Mortgage	37,456	1,783	1,783	1,783	1,783	30,324
Operating leases(i)	13,536	1,838	1,580	1,467	1,321	7,330
Non-lease components of lease commitments(ii)	58	6	6	6	6	34
Supplier contracts	5,081	5,081	—	—	—	—
Contractual obligations	$1,194,526	$260,613	$171,869	$275,053	$78,971	$408,020
(i)Operating leases are net of receivables on subleases of $158 (2026 - $158).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $4 (2026 - $4). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $1,194.5 million as at December 31, 2025, have increased from $1,138.1 million as at December 31, 2024, primarily driven by the issuance of $467.5 million in senior unsecured notes and a $56.5 million increase in equipment financing. These increases were partially offset by a $272.8 million reduction in our Credit Facility, a $101.1 million decrease in contingent obligations, a $91.1 million decrease in convertible debentures, and a $0.6 million reduction in supplier contracts. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Credit Facility
On May 1, 2025, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totaling $528.9 million of lending capacity using the exchange rate in effect as at December 31, 2025. As at December 31, 2025, the Credit Facility had borrowings of $165.0 million under the Canadian dollar tranche and $10.0 million AUD under the Australian dollar tranche, for total borrowings of $174.2 million using the exchange rate in effect as at December 31, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, equipment financing to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for equipment financing includes guarantees provided by us to certain joint ventures. During the year ended December 31, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded as deferred financing costs in other assets on the Consolidated Balance Sheets.
As at December 31, 2025, there was $32.5 million (December 31, 2024 - $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $322.3 million (December 31, 2024 - $92.7 million).
As at December 31, 2025, there was an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). Borrowing availability under finance lease obligations considers the

Management's Discussion and Analysis December 31, 2025	M-21	North American Construction Group Ltd.

current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that we guarantee.
The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the Senior Debt to Bank EBITDA Ratio.
◦"Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; and (v) guarantees provided for joint ventures. For clarity, Senior Debt excludes vendor financing, convertible debentures and senior unsecured notes.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income
◦The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.
•The second covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.
•The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by cash Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
As at December 31, 2025, we were in compliance with our financial covenants. The Senior Debt to Bank EBITDA Ratio was 1.61:1, in compliance with the maximum of 3.0:1. The Total Debt to Bank EBITDA Ratio was 2.84:1, in compliance with the maximum of 4.0:1. The Interest Coverage Ratio was 6.46:1, in compliance with the minimum of 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Based on amounts drawn as at December 31, 2025, the weighted interest rate for the Credit Facility was 5.60% (December 31, 2024 - 6.74%). We are also subject to non-refundable standby fees, 0.40% to 0.75% depending on our Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of our existing and after-acquired property.
Guarantees
We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of ours. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2025, we have provided guarantees on this facility of $57.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded. As at December 31, 2025, $37.6 million of the balance of these guarantees was included in the consideration receivable related to the

Management's Discussion and Analysis December 31, 2025	M-22	North American Construction Group Ltd.

divestiture of 11 Caterpillar 797 (400-ton) haul trucks. These lease liabilities were reassigned on January 29, 2026, at which point they were removed from MNALP financing obligations.
Senior unsecured notes
On May 1, 2025, we completed a private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the "Notes"). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.
During the year ended December 31, 2025, we incurred financing costs of $8.9 million relating to the issuance of the Notes. These costs were capitalized as deferred financing costs and are amortized on a straight-line basis over the contractual terms of the Notes, with the amortization recognized to interest expense.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at March 6, 2026, there were 28,517,365 total voting common shares outstanding, which included 876,010 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,821,481 common shares, including 871,244 common shares classified as treasury shares at December 31, 2025). We had no non-voting common shares outstanding on any of the foregoing dates.
Convertible debentures

	December 31, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106

Management's Discussion and Analysis December 31, 2025	M-23	North American Construction Group Ltd.

On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. If any portion of the debentures is required to be settled in cash at maturity or upon a change in control, we intend to fund such payments using availability under its existing credit facility. The remaining unamortized deferred financing costs on the debentures is $0.1 million.
Share purchase program
On November 20, 2025, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the year ended December 31, 2025, we purchased and subsequently cancelled 253,058 shares under this NCIB, which resulted in a decrease to common shares of $2.3 million and a decrease to additional paid-in capital of $2.6 million. To support the NCIB, we entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
Subsequent to the year ended December 31, 2025, as of March 6, 2026, we purchased and subsequently cancelled 407,616 shares under this NCIB, which resulted in a decrease of common shares of $3,655 and an increase to additional paid-in capital of $4,809.
During the year ended December 31, 2025, we completed a NCIB which commenced on November 4, 2024, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million.
Swap Agreement
On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended December 31, 2025, we recognized an unrealized loss of $9.4 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2025, was $19.76, resulting in a fair value of $5.4 million being recorded to other long-term obligations (note 15) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2024, we realized a gain of $0.2 million from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Debt ratings
On April 24, 2025, our Company received a credit rating from S&P Global Ratings ("S&P") of "BB-" (stable) and from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On October 7, 2025 and October 24, 2025, respectively, S&P and Morningstar re-confirmed these ratings.

Management's Discussion and Analysis December 31, 2025	M-24	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2025, and December 31, 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Performance obligations per financial statements	$105,049	$227,688
Add: undefined committed volumes	2,707,860	2,888,374
Backlog(i)	$2,812,909	$3,116,062
Equity method investment backlog(i)	232,038	404,711
Combined backlog(i)	$3,044,947	$3,520,773
(i)See "Non-GAAP Financial Measures".
Backlog decreased by $303.2 million while combined backlog decreased by $475.8 million on a net basis, during the year ended December 31, 2025. The decrease was primarily driven by progress on the stream diversion project in Canadian oil sands and an early work and development contract in the Australian state of New South Wales, partially offset by contract expansions in the state of Queensland, Australia.
Revenue generated from backlog during the year ended December 31, 2025, was $1,102.9 million and we estimate that $897.0 million of our backlog reported above will be performed over 2026. For the year ended December 31, 2024, revenue generated from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2025	December 31, 2024
Accounts receivable	$66,899	$73,928
Other assets	475	112
Contract assets	5,668	2,619
Accounts payable	4,187	12,660
Accrued liabilities	16,011	9,070
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2025, and 2024, revenue earned from these services was $571.2 million and $560.0 million, respectively. The accounts receivable, contract assets, and accounts payable balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.
OUTLOOK
Our operational priorities for 2026 are:
•Safety - maintain a safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - upon the expected completion of the Iron Mine Contracting ("IMC") transaction, seamlessly integrate and commission the expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and

Management's Discussion and Analysis December 31, 2025	M-25	North American Construction Group Ltd.

•Mechanical availability - enhance mechanical availability and reliability of the heavy equipment fleet in the oil sands.
The following table provides projected key measures for 2026 and actual results of 2025. Our growth drivers for 2026 and beyond include scaling into a Tier 1 contractor platform in Australia, securing infrastructure awards across North America, and expanding mining services in Canada and the USA. Inclusive of IMC, the 2026 outlook is based on strong contractual backlog of $3.9 billion, $1.2 billion of which is already secured for 2026, and a total bid pipeline of $12.6 billion. The bid pipeline amount includes $4.6 billion in active tender.

Key measures	2025 Actual	2026 Outlook
Combined revenue(i)	$1.5B	$1.5 - $1.7B
Adjusted EBITDA(i)	$357M	$380 - $420M
Free cash flow(i)	$61M	$110 - $130M

(i)See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent obligations;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and

Management's Discussion and Analysis December 31, 2025	M-26	North American Construction Group Ltd.

•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2025, and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 24 in the consolidated financial statements for the period ended December 31, 2025.
Accounting pronouncements recently adopted
Joint venture formations
We adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Stock compensation
We adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Financial instruments - Credit losses
We adopted the new standard for credit losses effective July 1, 2025, by electing early adoption. In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The adoption of this new standard did not have a material impact on the consolidated financial statements.
Income taxes
We adopted the new standard for income taxes effective January 1, 2025. In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. We have updated our disclosures to reflect the additional requirements.

Management's Discussion and Analysis December 31, 2025	M-27	North American Construction Group Ltd.

Recent accounting pronouncements not yet adopted
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Intangibles - Goodwill and Other - Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software. This
accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Financial instruments
For a complete discussion of our use of financial instruments, see note 16 of our consolidated financial statements for the year ended December 31, 2025.
Financial measures
Non-GAAP financial measures
We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;

Management's Discussion and Analysis December 31, 2025	M-28	North American Construction Group Ltd.

•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs and the debt premium on senior unsecured notes.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent obligations, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a relevant measure of cash available to service our debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.

Management's Discussion and Analysis December 31, 2025	M-29	North American Construction Group Ltd.

"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance(current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Net debt leverage" is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary financial measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash and current portion of long-term debt)" represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

Management's Discussion and Analysis December 31, 2025	M-30	North American Construction Group Ltd.

accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2025, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective, and the previously identified material weakness in our inventory controls in the MacKellar entities has been remediated as described below.
Our independent auditor, KPMG LLP, has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
Remediation of material weakness over inventory
As previously reported in our Annual Report for the fiscal year ended December 31, 2024, management identified a material weakness in its internal controls over financial reporting as part of the first time assessment of the effectiveness of ICFR for the MacKellar entities. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count.
During the year-ended December 31, 2025, management, with oversight of the audit committee of the board of directors, implemented effective internal controls over the MacKellar entities’ inventory process. Remediation activities included, but were not limited to, focused training for the individuals conducting the count, continued ERP implementation to fully utilize all modules, and improvements to the control design for effective retention of the evidence to support the performance of the controls. Management has completed testing of its inventory controls and has concluded that the material weakness has been remediated as of December 31, 2025.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our belief that there is minimal risk in the collection of past due trade receivables;
•our anticipation that we will have enough cash to fund our annual operating expenses, planned capital spending program and to meet working capital, debt servicing and dividend payment requirements in 2026 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

Management's Discussion and Analysis December 31, 2025	M-31	North American Construction Group Ltd.

•calculations of future interest payments that depend on variable rates;
•statements regarding backlog, including our expectation that $897.0 million of our backlog will be performed over 2026;
•statements relating to the acquisition of IMC and generally to our ability to expand our footprint in Australia, including statements relating to our ability to broaden the regional client base, enhance the local operating platform and position the business to participate in long-term, capital-intensive mining development programs across Australia;
•any statements relating to our ability to expand upon and win new work, generally; and
•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA and free cash flow.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•oil and coal prices remaining stable and not dropping significantly in 2026;
•worldwide demand for metallurgical coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

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•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Customer Insourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Health and Safety. Despite our efforts to minimize the risk of safety incidents in carrying out our work, they can occur from time to time and, if and when they do, the impact on us can be significant. Our success as a company is highly dependent on our ability to keep our work sites and offices safe and any failure to do so can have serious impact on the personal safety of our employees and others. In addition, it can expose us to contract termination, fines, regulatory sanctions or even criminal prosecution. Our safety record and worksite safety practices also have a direct bearing on our ability to secure work. Certain clients will not engage contractors to perform work if their safety practices do not conform to predetermined standards or if the contractor has an unacceptably high incidence of safety infractions or incidents. We adhere to very rigorous health and safety systems and programs which are continually reinforced and monitored on our work sites and offices.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction

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capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Cash flow, Liquidity and Debt. As of December 31, 2025, we had $918.7 million of debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
•Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $3.2 million relating to disputed claims or unapproved change orders.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs

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continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Force Majeure Events. We are exposed to various risks arising out of extraordinary or force majeure events beyond our control, such as epidemics or pandemics, acts of war, terrorism, strikes, protests or social or political unrest generally. Such events could disrupt our operations, result in shortages of materials and equipment, cause supply chain delays or delivery failures, or lead to the realization of or exacerbate the impact of other risk factors. To the extent that such risks are not mitigated contractually through provisions that provide us with relief from its schedule obligations and/or cost reimbursement, our financial condition, results of operations or cash flows may be adversely affected. Reliance on global networks and supply chains, rates of international travel and the significant number of people living in high-density urban environments increase humanity’s susceptibility to infectious disease. Epidemics occurring in regions in which we operate and pandemics that pose a global threat can negatively impact business operations by disrupting the supply chain and causing high absenteeism across the workforce. Similarly, disasters arising from extraordinary or force majeure events may result in disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of workforce, contractors or assets. In addition, a disaster may disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.
•Customer Credit Risk. Risk of non-payment by our customers is to a certain degree minimized by statutory lien rights, which give contractors certain priorities in the event of insolvency proceedings, as well as provisions in our contracts that provide for payment as work is completed. However, there is no guarantee that these measures will in all circumstances mitigate the risk of non-payment by customers and a significant default or bankruptcy by a customer may significantly and adversely impact results.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Regulatory Approvals and Permits. The development of certain projects requires our customers to obtain regulatory and other permits, licenses and approvals from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits, licenses and approvals required for the development of their projects in a timely manner or at all. Such delays are generally outside of our control. The major costs associated with such delays are personnel and associated overhead that is designated for the project which cannot be reallocated effectively to other work. If a customer’s project is unable to proceed, it may adversely impact the demand for our services. Customers may also, from time to time, proceed to award us a contract while a permit or license remains pending. Where a customer does not obtain a permit or license as expected or a permit or license is revoked, the customer’s cash flow and project viability may be impacted, which may lead to additional costs or financial loss for us.

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•Equipment Buy-Out Provisions. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.
•Environmental. We are subject to, and comply with, environmental legislation in all of the jurisdictions in which we operate. We recognize that we must conduct all of our business in such a manner as to both protect and preserve the environment in accordance with this legislation. While we undertake measures at all sites on which we operate to help ensure compliance with all environmental regulations and conditions of permits and approvals, there is no certainty that a material breach of such regulations, permits or approvals will never occur. Given our long history and the fact that environmental regulations tend not to have a statute of limitations, there can also be no guarantee that a historical claim may not arise at some point. Management is not aware of any pending environmental legislation that would be likely to have a material impact on any of our operations, capital expenditure requirements or competitive position, although there can be no guarantee that future legislation will not be proposed and, if implemented, might have an impact on our financial results.
•Inflation. The costs of performing work for our customers can be subject to inflationary pressures, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short term. Our ability to maintain planned project margins on longer-term contracts is dependent on having contracted price escalators that accurately reflect increases in our costs. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.
•Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, accordingly, adversely affect our profitability at a level that depends on our total outstanding debt.
•Foreign Exchange. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy

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equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Unit-price Contracts. Approximately 15%, 12% and 40% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavourable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
•Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Tariffs. While U.S. tariffs on Canadian goods and energy do not directly affect us, potential Canadian retaliatory measures could increase the cost of heavy equipment parts and components. We would seek to mitigate these impacts through alternative sourcing or contractual cost pass-throughs, though recovery may be delayed due to contract mechanisms normally being triggered by increases in price indexes rather than direct price increases. Tariffs or related measures could also reduce customer spending or result in delayed or cancelled projects, which could have a material adverse effect on our future earnings and financial position.
•Performance of Subcontractors. The profitable completion of some contracts depends to a large degree on the satisfactory performance of subcontractors who complete different elements of the work. If these subcontractors do not perform to accepted standards, we may be required to hire different subcontractors to complete the tasks, which may impact schedule, add costs to a contract, impact profitability on a specific job and, in certain circumstances, lead to significant losses. A greater incidence or magnitude of default (including cash flow problems) or bankruptcy amongst subcontractors related to economic conditions could also impact results.
•Integration of Acquisitions. The integration of any acquisition raises a variety of issues including, without limitation, identification and execution of synergies, elimination of cost duplication, systems integration (including accounting and information technology), execution of the pre-deal business strategy in an uncertain economic market, development of common corporate culture and values, integration and retention of key staff, retention of current clients as well as a variety of issues that may be specific to us and industry in which we operate. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our future financial results. Likewise, a failure to expand our existing client base and achieve sufficient utilization of the assets acquired could also materially impact our future financial results.
•Insurance. We maintain insurance in order to both satisfy the requirements of our various contracts as well as a corporate risk management strategy. Failure to secure adequate insurance coverage could lead to uninsured losses or limit our ability to pursue certain contracts, both of which could impact results. Insurance products from time-to-time experience market fluctuations that can impact pricing and availability. Therefore, our senior management, through our insurance advisors, monitor developments in the insurance markets so that our

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insurance needs are met. If any of our third-party insurers fail, refuse to renew or revoke coverage or refuse to cover claims, our overall risk exposure could be materially increased. Insurance risk entails inherent unpredictability that can arise from assuming long-term policy liabilities or from uncertainty of future events. Although we have in the past been able to meet our insurance needs, there can be no assurances that we will be able to secure all necessary or appropriate insurance on a go-forward basis. Insurance premiums or deductibles may also increase, resulting in higher costs to us.
•Commodity Prices. Delays, scope reductions and/or cancellations in previously announced or anticipated projects in the resources and commodities sector could be impacted by a variety of factors, including but not limited to: the prices of commodities; market volatility; the impact of global economic conditions affecting demand or the worldwide financial markets; cost overruns on announced projects; efforts by owners to contractually shift risk for cost overruns to contractors; fluctuations in the availability of skilled labour; lack of sufficient governmental investment or infrastructure to support growth; the introduction or repeal of climate change or environmentally-focused legislation (such as a carbon tax); negative perception of the mining industry and related potential environmental impact; the need for consent from or consultation with Indigenous peoples impacted by proposed projects; and a shortage of sufficient transportation infrastructure to transport production to major markets. Commodities prices are determined based on world demand, supply, production, speculative activities, and other factors, all of which are beyond our control. Investment decisions by some of our customers are dependent on their outlook on long-term commodity prices. If that outlook is unfavourable it may cause delay, reduction or cancellation of current and future projects. Postponements or cancellations of investment in existing and new projects could have an adverse impact on our business and financial condition.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 68% and 72% of our total combined revenue for the years ended December 31, 2025, and 2024, respectively.
•Labour Disputes. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement with the exception of site where the work force is subject to an enterprise agreement The Modern Awards agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The Modern Awards agreement minimizes the risk of any labour disputes or unrest.
•Supply Chain. The majority of our work depends on mechanical availability and efficient operation of our heavy equipment. Maintaining such equipment in good operating condition requires many specialized parts and components. If the suppliers of those parts and components are unable to supply the same in a timely manner, or if we experience unanticipated rates of failure or other quality issues with the same, we may be required to find alternative suppliers. Alternative sources of supply may be more expensive or may not be available at all within required timeframes depending on the specific parts and components. Failure to obtain parts and components when needed may impact project schedules, add costs to our operations or otherwise impact our profitability due to inefficiencies which could, in certain circumstances, lead to significant losses.

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•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Foreign Operations. We presently operate within Canada, the United States of America and Australia. We may in the future engage in projects in other jurisdictions. International projects can expose us to risks beyond those typical for our activities in our home market, including without limitation, economic, geopolitical, geotechnical, military, repatriation of undistributed profits, currency and foreign exchange risks, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct

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risks, difficulties in staffing and managing foreign operations, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We evaluate our exposure to unusual risks inherent in international projects and, where deemed appropriate in the circumstances, mitigates these risks through specific contract provisions, insurance coverage and financial instruments. However, there are no assurances that such measures would offset or materially reduce the effects of such risks.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

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